EXHIBIT 99


Magna International Inc.

337 Magna Drive
Aurora, Ontario, Canada L4G 7K1
Tel (905) 726-2462
Legal Fax (905) 726-7173/7172


July 6, 2007


To: All Canadian Securities regulatory authorities via SEDAR


Re:  Special Meeting of Shareholders of Magna International Inc.


Magna International Inc. will call a special meeting of its shareholders on a date to be determined by its Board of Directors and in connection therewith advises as follows:

1.   Meeting Type:                         Special Meeting

2.   Security Description of Voting Issue: Class A Subordinate Voting Shares
     CUSIP No.:                            559222 401 1
     ISIN:                                 CA5592224011

3.   Security Description of Voting Issue: Class B Shares
     CUSIP No.:                            559222 500 0
     ISIN:                                 CA5592225000

4.   Record Date for Notice of Meeting:    July 16, 2007

5.   Record Date for Voting:               July 16, 2007

6.   Meeting Date:                         To be advised

7.   Meeting Location:                     Toronto, Ontario, Canada


Yours very truly,

/s/ J. Brian Colburn

J. Brian Colburn
Executive Vice-President and Secretary